UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Mills Corporation
Full Name of Registrant

N/A
Former Name if Applicable

1300 Wilson Boulevard, Suite 400
Address of Principal Executive Office (Street and Number)

Arlington, Virginia 22209
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant cannot file its Annual Report on Form 10-K for the year ended December 31, 2004 (the “Form 10-K”) within the prescribed time period without unreasonable expense and effort due to the following:

On February 16, 2005, the Registrant issued a press release, which was furnished to the Securities and Exchange Commission on a Current Report on Form 8-K, announcing that it intends to restate its audited financial results for the fiscal years ended December 31, 2002 and 2003, and its unaudited quarterly results for 2004, to correct accounting primarily relating to its treatment of equity in earnings from joint ventures, the capitalization of interest and certain other costs, and the timing of gains on sales of partnerships interests. The completion of the additional work necessary to restate its financial results for prior fiscal years involves a high level of effort that has taken additional time, necessitating this extension.  Management of the Registrant intends to have the Form 10-K filed within the 15 calendar day statutory extension.

The Registrant recognizes that PCAOB Auditing Standard No. 2 provides that a restatement of previously issued financial statements to reflect a correction of a misstatement is a strong indicator that a material weakness in internal control over financial reporting exists.  Accordingly, due to the restatement discussed in the paragraph above, the Registrant and its independent auditors may determine that a “material weakness” in internal control over financial reporting existed as of the end of the fiscal year ended December 31, 2004.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mary Jane Morrow	703	526-5000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant estimates that the necessary adjustments will reduce the net income per diluted share by approximately $0.15 to $0.17 for 2003 and $0.32 to $0.34 for 2002. While the Registrant has not completed its financial statements for 2004, it anticipates that the accounting adjustments will increase net income per diluted share for 2004 by approximately $0.23 to $0.25. The Registrant has not quantified the quarterly impact of the adjustments through September 30, 2004.

The Registrant anticipates issuing its earnings release for the quarter and year ended December 31, 2004 on March 23, 2005. At that time, the Registrant will discuss any significant changes in results of operations from the corresponding period for the last fiscal year.

The Mills Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2005	By	/s/ Mary Jane Morrow
Name: Mary Jane Morrow Title: Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).